PE
4/1/02

02029864



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of APRIL, 2002

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.]

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOSEPHINE GOMM
(Registrant)

Date 4 April 2002

By J S Gomm
(Signature) *

# NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No 876021

All relevant boxes should be completed in typed block capital letters.

| | | | |
|---|---|---|---|
| 1 Name of company<br><br>SPIRENT plc | | 2 Name of director<br><br>NICHOLAS KELVIN BROOKES | |
| 3 Please state whether notification indicates that it is in Respect of holding of the director named in 2 above or Holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest<br><br>In respect of the Directors holding | | 4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)<br><br>Not applicable | |
| 5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify The connected person(s)<br><br>N/A | | 6 Please state the nature of the transaction. For PEP transactions please indicate whether General/single co PEP and if discretionary/non Discretionary | |
| 7 Number of shares/amount of stock acquired<br>- | 8 Percentage of issued Class<br>- | 9 Number of shares/amount of stock disposed<br>- | 10 Percentage of Issued Class<br>- |

| | | | |
|---|---|---|---|
| 11 Class of security | 12 Price per share | 13 Date of transaction | 14 Date company informed |
| 15 Total holding following this notification | | 16 Total percentage holding of issued class following this notification | |

If a director has been granted options by the company please complete the following boxes.

| | |
|---|---|
| 17 Date of grant<br>2 April 2002 | 18 Period during which or date on which exercisable<br>2 April 2005 – 1 April 2012 |
| 19 Total amount paid (if any) for grant of the option<br>Not applicable | 20 Description of shares or debentures involved: class, Number<br>468,000 Options over Ordinary shares of 3 1/3p each |
| 21 Exercise price (if fixed at time of grant) or indication that Price is to be fixed at time of exercise<br>Exercise Price will be 133.5pence each | 22 Total number of shares or debentures over which options held following this notification<br>1,152,021 options held |

| | |
|---|---|
| 23 Any additional information<br>Options awarded under the Company's Executive Share Option Scheme | 24 Name of contact and telephone number for queries<br><br>Luke Thomas – 01293 767658 |
| 25 Name and signature of authorised company official Responsible for making this notification<br><br>Date of notification – 3 April 2002 | Luke Thomas<br>Luke Thomas - Deputy Company Secretary |

# NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No 102019

All relevant boxes should be completed in typed block capital letters.

| | | | |
|---|---|---|---|
| 1 | Name of company<br><br>SPIRENT plc | 2 | Name of director<br><br>ERIC GEORGE HUTCHINSON |
| 3 | Please state whether notification indicates that it is in Respect of holding of the director named in 2 above or Holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest<br><br>In respect of the Director's Holding | 4 | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)<br><br>Not applicable |
| 5 | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify The connected person(s)<br><br>N/A | 6 | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non Discretionary. |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 7 | Number of shares/amount of stock acquired<br>- | 8 | Percentage of issued Class<br>- | 9 | Number of shares/amount of stock disposed<br>- | 10 | Percentage of Issued Class<br>- |
| 11 | Class of security | 12 | Price per share | 13 | Date of transaction | 14 | Date company informed |

| | | | |
|---|---|---|---|
| 15 | Total holding following this notification | 16 | Total percentage holding of issued class following this notification |

If a director has been granted options by the company please complete the following boxes.

| | | | |
|---|---|---|---|
| 17 | Date of grant<br>2 April 2002 | 18 | Period during which or date on which exercisable<br>2 April 2005 – 1 April 2012 |
| 19 | Total amount paid (if any) for grant of the option<br>Not applicable | 20 | Description of shares or debentures involved: class, Number<br>234,000 Options over Ordinary shares of 3 1/3pence each |
| 21 | Exercise price (if fixed at time of grant) or indication that Price is to be fixed at time of exercise<br>Exercise Price will be 133.5pence each | 22 | Total number of shares or debentures over which options Held following this notification<br>616,190 options held |
| 23 | Any additional information<br>Options awarded under the Company's Executive Share Option Scheme | 24 | Name of contact and telephone number for queries<br><br>Luke Thomas – 01293 767658 |
| 25 | Name and signature of authorised company official Responsible for making this notification<br><br>Date of notification - 3 April 2002 | | Luke Thomas<br>Luke Thomas - Deputy Company Secretary |

*London* Stock Exchange

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No 729358

All relevant boxes should be completed in typed block capital letters.

| | |
|---|---|
| 1 Name of company<br>SPIRENT plc | 2 Name of director<br>My E CHUNG |
| 3 Please state whether notification indicates that it is in Respect of holding of the director named in 2 above or Holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest<br>In respect of the Director's Holding | 4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)<br>Not applicable |
| 5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify The connected person(s)<br>N/A | 6 Please state the nature of the transaction. For PEP transactions please indicate whether General/single co PEP and if discretionary/non Discretionary. |

| | | | |
|---|---|---|---|
| 7 Number of shares/amount of stock acquired<br>- | 8 Percentage of issued Class<br>- | 9 Number of shares/amount of stock disposed<br>- | 10 Percentage of Issued Class<br>- |

| | | | |
|---|---|---|---|
| 11 Class of security | 12 Price per share | 13 Date of transaction | 14 Date company informed |
| 15 Total holding following this notification | | 16 Total percentage holding of issued class following this notification | |

If a director has been granted options by the company please complete the following boxes.

| | |
|---|---|
| 17 Date of grant<br>2 April 2002 | 18 Period during which or date on which exercisable<br>25% vest on 2 April 2003 and 25% annually thereafter. Final Exercise date will be 1 April 2009 |
| 19 Total amount paid (if any) for grant of the option<br>Not applicable | 20 Description of shares or debentures involved: class. Number<br>750,000 Options over Ordinary shares of 3 1/3pence each |
| 21 Exercise price (if fixed at time of grant) or indication that Price is to be fixed at time of exercise<br>Exercise Price will be 133.5pence each | 22 Total number of shares or debentures over which options Held following this notification<br>1,895,078 options held |

| | |
|---|---|
| 23 Any additional information<br>Options awarded under the Spirent Stock Option Plan | 24 Name of contact and telephone number for queries<br>Luke Thomas – 01293 767658 |
| 25 Name and signature of authorised company official Responsible for making this notification<br>Date of notification 3 April 2002 | Luke Thomas<br>Luke Thomas - Deputy Company Secretary |

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing obligations: Telephone: 020 7797 3850/1639/1972/3150